Copa Holdings to Present at the Raymond James 2012 Global Airline Conference

PANAMA CITY, Jan. 27, 2012 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), has been invited to present at the Raymond James Global Airline Conference. Raymond James will offer a live audio webcast of the presentation, and a link to the webcast will be available on Copa Airlines website. Details of the audio webcast are as follows:

Date:	Thursday, February 02, 2012
Time:	11:30 a.m. EST
Speakers:	Victor Vial, Chief Financial Officer

Web Address:	http://investor.shareholder.com/copa/events.cfm

Listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register and download and install any necessary software.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 59 destinations in 28 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 73 aircraft: 47 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information, visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, (507) 304-2677